Exhibit (h)(iii)

PROPOSED RESOLUTIONS

LEGG MASON GLOBAL ASSET MANAGEMENT TRUST

Organization of a New Series

The following votes are to be taken by the trustees of the Legg Mason Global Asset Management Trust (the “Trust”) with respect to the organization of a new Series of shares of beneficial interest of the Trust – the Legg Mason BW Global Flexible Income Fund (the “Fund”).

Fee Waiver and Recoupment Arrangement for the Fund

WHEREAS:	The Manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage commissions and expenses, dividend and interest expenses on securities sold short, taxes, extraordinary expenses and acquired fund fees and expenses) to the extent necessary so that the total annual operating expenses (with the foregoing exclusions) for each class of the Fund would not exceed the amounts specified below, subject to recapture as described below:

Legg Mason BW Global Flexible Income Fund
Class A	1.10%
Class A2	1.30%
Class C	1.85%
Class FI	1.10%
Class R	1.35%
Class I	0.75%
Class IS	0.65%

WHEREAS:	After giving effect to the foregoing waivers and reimbursements, the Manager has agreed to waive fees and/or reimburse operating expenses so that the ratio of total annual fund operating expenses of Class IS shares of the Fund will not exceed the ratio of total annual fund operating expenses of Class I shares.

Now therefore, as to each such class of the Fund, be it:

RESOLVED:	That the Board approves and agrees to this arrangement, subject to the following:

•       That this arrangement will continue for the Fund until December 31, 2017, unless modified or terminated prior to that date by agreement of the Manager and the Board, and that this arrangement may be terminated at any time after such date by the Manager;

• That the arrangement may be modified by the Manager to decrease total annual operating expenses of a class or the Fund at any time;

•       That the Manager is permitted to recapture any such amounts waived or reimbursed to a class of the Fund within three years after the year in which the Manager earned the fee or incurred the expense if the class’ total annual operating expenses have fallen to a level below the limit described above; and

•       That in no case will the Manager recapture any amount that would result, on any particular business day of the Fund, in the class’ total annual operating expenses exceeding the limit described above or any other lower limit then in effect; and further

RESOLVED:	That the officers of the Trust are hereby authorized to update the Summary Prospectus, the Prospectus and the Statement of Additional Information of the Fund, with such amendments and applicable filings to reflect the foregoing resolutions and to include such other revisions as said officers may deem appropriate; and further

RESOLVED:

That the officers of the Trust are hereby authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolutions in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions or signatures.

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